April 17, 2020

Jianmin Zhang
Chief Executive Officer
Fovea Jewelry Holdings Ltd.
30 N. Gould Street, Suite 2984
Sheridan, Wyoming 82801

       Re: Fovea Jewelry Holdings Ltd.
           Registration Statement on Form 10
           Filed March 23, 2020
           File No. 000-56156

Dear Mr. Zhang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10 Filed March 23, 2020

Business
Recent Developments, page 4

1. Please revise your disclosure to discuss the March 20, 2020 share exchange transaction and recapitalization through which you acquired Gold Shiny International Limited and Gold Shiny (Asia) Limited, and clarify that the business of Gold Shiny reflects the current business of your company.
Overview, page 4

2. Please revise your disclosure to clearly describe the current operations of your business, including whether your business and website are operational, as we note your disclosure throughout that you have completed only the perliminary stages of a business plan, have no products ready to sell, and do not have a history of earnings. If your business is not currently operational, please revise to clearly state this and remove any implication that
 Jianmin Zhang
FirstName LastNameJianmin Zhang
Fovea Jewelry Holdings Ltd.
Comapany NameFovea Jewelry Holdings Ltd.
April 17, 2020
April 2 2020 Page 2
Page 17,
FirstName LastName
         you are operational or currently hold inventory. If your business is operational, please revise your disclosure accordingly and clarify the operational status of your business and website how you fulfill orders, whether by carring inventory, operating through vendors or otherwise.
Competition, page 5

3. We note your statement that if dealers and sellers participate less in your auctions, you may attract fewer buyers and your revenue could decrease. Please describe how auctions are involved in your business, if at all.
Risk Factors
There is uncertainty regarding our ability to continue as a going concern..., page 6

4. We note your statement that you have incurred net losses of $10 from your inception on
         January 31, 2019. This is not consistent with your financial statements or your date of inception. Please revise accordingly.
We may become subject to legal proceedings..., page 9

5. We note your disclosure that you maintain liability insurance coverage. Please reconcile this with your statement on page five that you do not maintain any insurance.
Because we will likely have fewer than three hundred shareholders of record..., page 10

6. We note your disclosure on page 23 that as of March 18, 2020, you had 1,292 holders of common stock of record. Please tell us why you believe it is likely that you will have fewer than three hundred shareholders of record.
Anti-takeover effects of certain provisions of Wyoming law..., page 13

7. Please disclose at what point you would become subject to Wyoming's control share law.
Management's Discussion and Analysis of Financial Condition and Results of Operations., page
14

8. Given the recent Coronavirus outbreak in China and other countries, please include in management's current outlook for the near future whether you expect the outbreak to have a material impact on your revenues in your current or future financial periods, and if so, disclose this in your filing. If the outbreak has required you to close your operations, please disclose that information and when you expect to reopen your operations.
 Jianmin Zhang
FirstName LastNameJianmin Zhang
Fovea Jewelry Holdings Ltd.
Comapany NameFovea Jewelry Holdings Ltd.
April 17, 2020
April 3 2020 Page 3
Page 17,
FirstName LastName
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Limited Business History; Need for Additional Capital , page 15

9. We note your disclosure that there is no historical financial information about the
         Company upon which to base an evaluation of your performance, and that state you are a development stage corporation, which has no significance in current U.S. GAAP, and have not generated any revenues from your business. You also disclose that your business is subject to risks, including possible delays in exploration and/or development. These statements do not appear to be consistent with your financial statements. Please revise to discuss the status of your operations as of and for the year ended December 31, 2019.

Liquidity and Capital Resources, page 16

10. We note your disclosure that you have sufficient cash on hand to commence your 12-
         month plan of operation. You also state that you will need to raise funds to commence your 12-month plan of operation and fund your ongoing operational expenses. Please reconcile these two statements that appear to be contradictory.
11. Please tell us your consideration of discussing your plan of operation for the next 12 months, including your sources of liquidity and your capital requirements.
New Accounting Pronouncements, page 17

12.      Your disclosure in the 3rd paragraph regarding the adoption of ASU
2014-09 is
         inconsistent with your disclosure in the last paragraph on page 17 and your accounting policy disclosed on page F-9. Please revise. In addition, you disclose that you are assessing the impact of ASU 2016-02 (ASC 842) which was effective for periods beginning after December 15, 2018. Please clarify whether you adopted ASC 842 as of December 1, 2019 and the impact on your financial statements. Security Ownership of Certain Beneficial Owners and Management., page 19

13. In the beneficial ownership chart you disclose total shares owned by certain beneficial owners and management as 100,000,000 common shares when their are 10,090,974 common shares outstanding. Also, in footnote 1 the ownership holdings you
         disclose for Mr. Zhang do not match the numbers in the beneficial ownership chart.
         Please reconcile your disclosures.
Directors, Executive Officers., page 20

14. In your chart you disclose that Mr. Zhang is 53 years old but in your accompanying narrative you state he is 72 years old. Please reconcile your disclosures.
 Jianmin Zhang
Fovea Jewelry Holdings Ltd.
April 17, 2020
Page 4
Consolidated Balance Sheets, page F-3

15. The amount of retained earnings at December 31, 2019 differs from the amount presented on the consolidated statements of changes in stockholders' equity (deficit). Please revise or advise.
Exhibits

16. We note that Exhibit 3.4 is labeled as your bylaws. However, this exhibit appears to be an amendment to your Articles of Domestication reflecting the reverse share split. Please file the bylaws as an amendment to the Form 10.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Bill Thompson at 202-551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameJianmin Zhang                               Sincerely,
Comapany NameFovea Jewelry Holdings Ltd.
                                                              Division of
Corporation Finance
April 17, 2020 Page 4                                         Office of Trade &
Services
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